Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Supplemental Circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this Supplemental Circular and the accompanying Revised Form of Proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL CIRCULAR

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

AND

REVISED NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING

OF 2020

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS SUPPLEMENTAL CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTION TO BE PROPOSED AT THE EGM.

This Supplemental Circular should be read together with the EGM Circular dated 7 February 2020. Letter from the Board is set out on pages 3 to 6 of this Supplemental Circular.

A Revised Notice convening the EGM to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. is set out on pages 7 to 9 of this Supplemental Circular. A Revised Form of Proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the Revised Form of Proxy accompanying this Supplemental Circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). Completion and return of the Revised Form of Proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

10 March 2020

— i —

DEFINITIONS

In this Supplemental Circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“EGM”	the first extraordinary general meeting of 2020 of the Company to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m.

“EGM Circular”	the circular of the Company dated 7 February 2020, containing the details of the resolutions to be considered and approved at the EGM

“EGM Notice”	the notice of the EGM of the Company dated 7 February 2020

“First Form of Proxy”	the form of proxy of the Company dated 7 February 2020

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this Supplemental Circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“Revised Notice”	the revised notice of EGM

“Revised Form of Proxy”	the revised form of proxy dated 10 March 2020

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Circular”	the supplemental circular of EGM

LETTER FROM THE BOARD

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Liu Yuezhen	World Tower
Jiao Fangzheng	16 Andelu
Duan Liangwei	Dongcheng District
Lin Boqiang*	Beijing 100011
Zhang Biyi*	PRC
Elsie Leung Oi-sie*
Tokuchi Tatsuhito*	Office Address:
Simon Henry*	9 Dongzhimen North Street
Dongcheng District
Beijing 100007
PRC

*	Independent non-executive Directors

10 March 2020

To the Shareholders

Dear Sir/Madam,

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

AND

REVISED NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING

OF 2020

INTRODUCTION

Reference is made to the EGM Circular, and the announcement of the Company dated 9 March 2020. The purpose of this Supplemental Circular is to provide you with information regarding the proposed election and appointment of Director in order to allow you to make an informed decision on voting in respect of the supplemental resolution to be proposed at the EGM. This Supplemental Circular should be read in conjunction with the EGM Circular.

LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

The Board proposes to appoint Mr. Li Fanrong (“Mr. Li”) to be Director. The biographical details of Mr. Li are set out below:

Mr. Li Fanrong, aged 56, is a Director, President and Deputy Secretary of the Party committee of China National Petroleum Corporation (“CNPC”). He is a professor-level senior engineer with a master’s degree and has over 35 years of working experience in China’s oil and gas industry. He served as Vice President of CNOOC China Limited-Shenzhen Branch in January 2002 and General Manager of the Development & Production Department of CNOOC Limited (a company listed on The Stock Exchange of Hong Kong Limited with stock code: 883 and whose American depository receipts are listed on the New York Stock Exchange with code: CEO and the Toronto Stock Exchange with code: CNU) in November 2005. He worked as President and Secretary of the Party committee of CNOOC China Limited-Shenzhen Branch in February 2007. He held positions of Assistant President and a member of Management Committee in China National Offshore Oil Corporation (“CNOOC”) and President in CNOOC Energy Technology & Services Limited (a company listed on the Shanghai Stock Exchange with stock code: 600968) from January 2009. He served concurrently as Chairman of CNOOC Infrastructure Management Co., Ltd. in January 2010. He was appointed as Vice President and a member of the Party committee of CNOOC in April 2010. He served concurrently as President of CNOOC Limited and Chairman of CNOOC Southeast Asia Limited in September 2010, CEO and President of CNOOC Limited from November 2011, Chairman of Nexen Energy ULC in February 2013, and Chairman of CNOOC International Limited in May 2015. He worked as Deputy Director and a member of the Party committee of National Energy Administration from May 2016. Mr. Li has been serving as a Director, President and Deputy Secretary of the Party committee of CNPC since February 2020.

Save as disclosed above, as at the date of this Supplemental Circular, Mr. Li (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules) of the Company; and (iii) does not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

LETTER FROM THE BOARD

Save as disclosed above, as at the date of this Supplemental Circular, there is no information on Mr. Li that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Li’s appointment as Director shall commence upon the approval by the Shareholders and will be three years. The Directors’ emoluments of Mr. Li will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to his duties, responsibilities and performance and the results of the Group.

EXTRAORDINARY GENERAL MEETING

The EGM will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. to approve, among other things, the proposed election and appointment of Director by way of ordinary resolution. The Revised Form of Proxy for use at the EGM is enclosed with this Supplemental Circular.

The Revised Notice is set out on pages 7 to 9 of this Supplemental Circular.

As a result of the additional resolution proposed subsequent to the despatch of the EGM Notice, the EGM Notice and the First Form of Proxy sent together with the EGM Circular does not contain the additional resolution proposed as set out in this Supplemental Circular. In this connection, a Revised Form of Proxy for the EGM is enclosed with the Revised Notice.

Important: The Revised Form of Proxy shall supersede the First Form of Proxy. Shareholders who have completed and returned the First Form of Proxy should note that the First Form of Proxy is no longer applicable to the EGM.

Whether or not you are able to attend the EGM, please complete the Revised Form of Proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the Revised Form of Proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Monday, 24 February 2020 are entitled to attend the EGM. The register of members of H Shares of the Company has been closed since 24 February 2020 until 25 March 2020 (both days inclusive), during which period no share transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM are required to deposit the transfer documents together with the relevant share certificates at the Company’s H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Friday, 21 February 2020 for registration.

LETTER FROM THE BOARD

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement again. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the Revised Form of Proxy whether or not you intend to attend the EGM. Completion and return of the Revised Form of Proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the proposed election and appointment of Director is in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolution set out in the Revised Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

Reference is made to the circular (the “EGM Circular”) and the notice (the “EGM Notice”) of PetroChina Company Limited (the “Company”) dated 7 February 2020, which set out details of the time and venue of the Company’s first extraordinary general meeting of 2020 (the “EGM”) and the resolutions to be proposed at the EGM for Shareholders’ approval. Unless otherwise indicated, the capitalized terms used in this Revised Notice shall have the same meaning as those defined in the supplemental circular of the EGM of the Company dated 10 March 2020.

REVISED NOTICE IS HEREBY GIVEN that the EGM will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. as previously planned, to consider and if thought fit, to pass the following matters, including the new resolution 1(3):

ORDINARY RESOLUTIONS

1.	To consider and approve the election of the following persons nominated as directors of the Company:

(1)	Mr. Dai Houliang as a director of the Company;

(2)	Mr. Lv Bo as a director of the Company;

(3)	Mr. Li Fanrong as a director of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

10 March 2020

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

Notes:

1.

Since the EGM Notice and the First Form of Proxy enclosed thereof did not contain the new ordinary resolution 1(3) set out in this Revised Notice, a Revised Form of Proxy for the EGM is delivered together with this Revised Notice.

IMPORTANT: The Revised Form of Proxy shall supersede the First Form of Proxy. Those Shareholders who had lodged the First Form of Proxy with the Company for holders of A shares or with Hong Kong Registrars Limited for holders of H shares should note that the First Form of Proxy is no longer applicable to the EGM.

2.

The register of members of H Shares of the Company has been closed since Monday, 24 February 2020 until Wednesday, 25 March 2020 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Friday, 21 February 2020. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Monday, 24 February 2020 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

3.

A Revised Form of Proxy in respect of the ordinary resolution mentioned above is enclosed with this Revised Notice. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the Revised Forms of Proxy, together with the notarised power of attorney or other documents of authorisation (if any), must be delivered to secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

4.

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at the EGM. A proxy need not be a Shareholder. Due to the epidemic of novel coronavirus, Shareholders are encouraged to adopt the appropriate way to vote at the EGM.

5.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6.	The reply slip for use at the EGM sent together with the EGM Notice remains valid for the EGM if duly completed and returned in accordance with the instructions printed thereon.

7.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6624

Fax: (8610) 6209 9561

REVISED NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING OF 2020

8.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

9.	Please refer to the EGM Circular and Supplemental Circular for details in respect of resolutions to be considered at the EGM.

10.

As at the date of this Revised Notice, the Board comprises Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REVISED FORM OF PROXY FOR

THE FIRST EXTRAORDINARY GENERAL MEETING OF 2020

TO BE HELD ON WEDNESDAY, 25 MARCH 2020

Number of shares to which this revised form of proxy relates[1]

Type of shares (A Shares or H Shares) to which this revised form of proxy relates[1]

I/We2
of
(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the EGM (as defined below) or3 of
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the first extraordinary general meeting of 2020 of the Company to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Wednesday, 25 March 2020 at 10 a.m. and at any adjournment thereof (the “EGM”) as hereunder indicated in respect of the resolutions set out in the revised notice of EGM dated 10 March 2020 (the “Revised Notice”), and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS

1	To consider and approve the election of the following persons nominated as directors of the Company:		Cumulative Voting[4] (Please insert the number of votes)

	(1)	Mr. Dai Houliang as director of the Company;

	(2)	Mr. Lv Bo as director of the Company;

	(3)	Mr. Li Fanrong as director of the Company.

Date: 2020	Signature(s)[5]:

Notes:

1.

Please insert the number of shares registered in your name(s) to which this revised form of proxy relates. If no number is inserted, this revised form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this revised form of proxy relates.

2.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
3.

If any proxy other than the Chairman of the EGM is preferred, please delete the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS REVISED FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

4.

Attention: In respect of the resolutions 1(1) to (3), the method of cumulative voting will be adopted for the resolutions and the calculation of voting results. When you fill in the blanks entitled “Cumulative Voting”, please fill them in in accordance with the following instructions:

(i)

In relation to the resolutions 1(1) to (3), for every share held by you, you will have the same number of voting rights which equals to the number of directors of the Company to be elected in each resolution. For instance, if you are holding 1 million shares and 3 directors of the Company will be elected at the EGM, the aggregate number of votes which you will have will be 3 million (i.e. 1 million shares x 3 = 3 million voting shares) for the resolutions 1(1) to (3).

(ii)

No ballot will be cast “For”, “Against” or “Abstain” in cumulative voting. You are requested to fill in the corresponding number of votes in the “cumulative voting” column against the name of each candidate. The lowest votes will be nil and the highest will be the maximum number of votes under each resolution, and does not need to be the integral multiples of the number of shares held by you. If you mark “✓” in the blank against the name of each candidate, you will be deemed to cast your total number of vote equally amongst the corresponding candidates.

(iii)

Please note that you may either cast all your votes to one of the proposed candidates, or cast them equally or differently to more than one of the proposed candidates. For example, if you are holding 1 million shares, the aggregate number of votes you have regarding the resolutions 1(1) to (3) is 3 million. You may choose to cast every 1 million votes out of the total 3 million votes equally among the 3 candidates or to cast all your votes (3 million) on one candidate; or to cast 0.5 million votes on candidate A, cast 1.5 million votes on candidate B, and cast 1 million votes on candidate C, etc.

(iv)	The total number of your votes cast on the candidates shall not exceed the aggregate number of votes to which you are entitled.

(v)

Please note that if the total votes cast by you on the candidates exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; if the total votes cast by you for the candidates are less than or equal to the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the total number of your votes which may be cast on the resolutions 1(1) to (3) is 3 million: (i) if you fill in the “cumulative voting” space under a particular candidate director of the Company with “3 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate directors of the Company. In this case, should you fill in the blanks under the relevant resolutions of the other candidate directors of the Company with any number of shares (other than 0), all your votes on the resolutions 1(1) to (3) will be invalid; or (ii) if you fill in the “cumulative voting” space under candidate A with “0.5 million shares”, under candidate B with “0.5 million shares” and under candidate C with “1 million shares” only, the 2 million votes cast by you are valid and the remaining 1 million votes will be regarded as abstain votes.

(vi)

Where the votes cast for a particular candidate for director of the Company are more than half of the total number of shares held by all Shareholders attending (before cumulation), such candidate shall be elected as the director of the Company.

5.

This revised form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this revised form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

6.

Where there are joint holders of any shares, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the EGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shall alone be entitled to vote in respect thereof.

7.

To be valid, for holders of A Shares, this revised form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 10:00 a.m., on Tuesday, 24 March 2020). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

8.

IMPORTANT: This revised form of proxy shall supersede the form of proxy (the “First Form of Proxy”) enclosed with the notice of the Company dated 7 February 2020 in relation to the EGM. Those shareholders who had lodged the First Form of Proxy with the Company for holders of A shares or with Hong Kong Registrars Limited for holders of H shares should note that the First Form of Proxy is no longer applicable to the EGM. Shareholders who intend to appoint a proxy to attend and vote on the EGM are required to complete and return this revised form of proxy in accordance with the instructions printed thereon.